UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Helicos BioSciences Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42326R109

(CUSIP Number)

Highland Capital Partners

Patrick J. Cammarata

92 Hayden Avenue

Lexington, MA 02421

781-861-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 7,265,593 shares of common stock plus 3,237,285 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 7,265,593 shares of common stock plus 3,237,285 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,265,593 shares of common stock plus 3,237,285 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.7%**

14.	Type of Reporting Person (See Instructions) PN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Partners VI-B Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,983,008 shares of common stock plus 1,774,785 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,983,008 shares of common stock plus 1,774,785 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,983,008 shares of common stock plus 1,774,785 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%**

14.	Type of Reporting Person (See Instructions) PN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Entrepreneurs’ Fund VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 359,860 shares of common stock plus 160,345 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 359,860 shares of common stock plus 160,345 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,860 shares of common stock plus 160,345 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%**

14.	Type of Reporting Person (See Instructions) PN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEF VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 359,860 shares of common stock plus 160,345 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 359,860 shares of common stock plus 160,345 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,860 shares of common stock plus 160,345 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8%**

14.	Type of Reporting Person (See Instructions) PN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Management Partners VI Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,248,601 shares of common stock plus 5,012,070 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,248,601 shares of common stock plus 5,012,070 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,248,601 shares of common stock plus 5,012,070 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.6%**

14.	Type of Reporting Person (See Instructions) PN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Management Partners VI Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%**

14.	Type of Reporting Person (See Instructions) CO

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert F. Higgins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,111 immediately exercisable options to purchase shares of common stock

	8.	Shared Voting Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power 11,111 immediately exercisable options to purchase shares of common stock

	10.	Shared Dispositive Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants plus 11,111 options to purchase shares of common stock**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%**

14.	Type of Reporting Person (See Instructions) IN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul A. Maeder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%**

14.	Type of Reporting Person (See Instructions) IN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel J. Nova

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%**

14.	Type of Reporting Person (See Instructions) IN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sean M. Dalton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%**

14.	Type of Reporting Person (See Instructions) IN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Davis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%**

14.	Type of Reporting Person (See Instructions) IN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fergal J. Mullen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%**

14.	Type of Reporting Person (See Instructions) IN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corey M. Mulloy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,608,461 shares of common stock plus 5,172,415 shares of common stock issuable upon the exercise of warrants**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.3%**

14.	Type of Reporting Person (See Instructions) IN

**See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”) of Helicos BioSciences Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). The address of the principal executive offices of the Company is One Kendall Square, Building 700, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) The Reporting Persons are:

1.     Highland Capital Partners VI Limited Partnership (“Highland Capital VI”)

2.     Highland Capital Partners VI-B Limited Partnership (“Highland Capital VI-B”);

3.     Highland Entrepreneurs’ Fund VI Limited Partnership (“Highland Entrepreneurs’ Fund”);

4.     HEF VI Limited Partnership (“HEF VI”);

5.     Highland Management Partners VI Limited Partnership(“HMP VI”);

6.     Highland Management Partners VI, Inc. (“Highland Management”);

7.     Robert F. Higgins (“Mr. Higgins”);

8.     Paul A. Maeder (“Mr. Maeder”);

9.     Daniel J. Nova (“Mr. Nova”);

10.   Sean M. Dalton (“Mr. Dalton”);

11.   Robert J. Davis (“Mr. Davis”)

12.   Fergal J. Mullen (“Mr. Mullen”); and

13.   Corey M. Mulloy (“Mr. Mulloy”).

Highland Capital VI, Highland Capital VI-B and Highland Entrepreneurs’ Fund are referred to herein as the “Purchasing Funds.”

(b) The address of each of the Reporting Persons is:

c/o Highland Capital Partners LLC

92 Hayden Avenue

Lexington, Massachusetts 02421

(c) The principal business of each Reporting Person is to provide venture capital for, and make investments in the securities of, privately held and other businesses.

HEF VI is general partner of Highland Entrepreneurs’ Fund.  Highland Management Partners VI is general partner of Highland Capital VI and Highland Capital VI-B.  Highland Management is general partner of both HEF VI and HMP VI. Mr Higgins, Mr. Maeder and Mr. Nova  are senior managing directors of Highland Management and limited partners of each of HMP VI and HEF VI.  Mr. Dalton, Mr. Davis, Mr. Mullen and Mr. Mulloy are managing directors of Highland Management and limited

CUSIP No. 42326R109

partners of each of HMP VI and HEF VI and together with Mr. Higgins, Mr. Maeder and Mr. Nova are referred to herein as the “Managing Directors”).  Highland Management, as the general partner of the general partners of the Purchasing Funds, may be deemed to have beneficial ownership of the shares held by the Purchasing Funds.  The Managing Directors of Highland Management have shared power over all investment decisions of Highland Management and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management.  Each Managing Director of Highland Management disclaims beneficial ownership of the shares held by the Purchasing Funds, except to the extent of each such Managing Director’s pecuniary interest therein.  Each of Highland Management, HMP VI and HEF VI disclaims beneficial ownership of the shares held by the Purchasing Funds, except to the extent of each such entity’s pecuniary interest therein.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(b) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons are as follows:

Reporting Person	Citizenship/ Place of Organization
Highland Capital VI	Delaware
Highland Capital VI-B	Delaware
Highland Entrepreneurs’ Fund	Delaware
HEF VI	Delaware
HMP VI	Delaware
Highland Management	Delaware
Mr. Higgins	United States of America
Mr. Maeder	United States of America
Mr. Nova	United States of America
Mr. Dalton	United States of America
Mr. Davis	United States of America
Mr. Mullen	Republic of Ireland
Mr. Mulloy	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of the Company’s Common Stock in connection with a private placement by the Company (the “Offering”) which closed on December 23, 2008 (the “Issuance Date”).  In the Offering, the Company sold a total of 42,753,869 units (the “Units”), each Unit consisting of (i) one share of common stock (collectively, the “Shares”) and (ii) one warrant (collectively, the “Warrants”) to purchase 0.6 shares of common stock at an exercise price of $0.45 per share, for a purchase price of $0.435 per unit (representing the closing bid price plus an additional

CUSIP No. 42326R109

amount for the warrants) (the “Offering”). Units were not issued or certificated. The Shares and Warrants were immediately separable and issued separately. The Warrants have a five year term and were exercisable on the Issuance date.

The Purchasing Funds purchased an aggregate 8,620,690 units, consisting of 8,620,690 Shares and 5,172,415 Warrants, for an aggregate purchase price of $3,750,000.16, as follows:

Fund	Shares	Warrants	Price Paid
Highland Capital VI	5,395,475	3,237,285	$2,347,031.63
Highland Capital VI-B	2,957,974	1,774,785	$1,286,718.69
Highland Entrepreneurs’ Fund VI	267,241	160,345	$116,249.84

The Purchasing Funds used capital contributions from their respective investors to purchase the units.

Item 4.	Purpose of Transaction

As described in Item 3, the Primary Reporting Person acquired beneficial ownership of the shares of Common Stock as part of the Offering.

Item 5.	Interest in Securities of the Issuer

The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Company’s issued and outstanding Common Stock shall be deemed to mean 21,055,096, the number of shares of Common Stock reported by the Company to be issued and outstanding as of November 30, 2008.

Reporting Person	Shares Beneficially Owned	Warrants/Options**	Total

Highland Capital VI	7,265,593	3,237,285	10,502,878
Highland Capital VI-B	3,983,008	1,774, 785	5,757,793
Highland Entrepreneurs’ Fund	359,860	160,345	520,205
HEF VI	359,860	160,345	520,205
HMP VI	11,248,601	5,012,070	16,260,271
Highland Management	11,608,461	5,172,415	16,780,876
Mr. Higgins	11,608,871	5,183,526	16,791,987
Mr. Maeder	11,608,461	5,172,415	16,780,876
Mr. Nova	11,608,461	5,172,415	16,780,876
Mr. Dalton	11,608,461	5,172,415	16,780,876
Mr. Davis	11,608,461	5,172,415	16,780,876
Mr. Mullen	11,608,461	5,172,415	16,780,876
Mr. Mulloy	11,608,461	5,172,415	16,780,876

** See Item 6 below. The exercise of certain warrants to acquire shares of Common Stock of the Company is subject to a 19.9% exercise cap.

CUSIP No. 42326R109

(c) Except as described in this Statement and except for transactions with respect to the Reorganization of the Company, none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Security Purchase Agreement

As disclosed in Item 3, above, the Purchasing Funds entered into a security purchase agreement with the Company, dated December 19, 2008, pursuant to which such Reporting Persons purchased an aggregate of 8,620,690 units for an aggregate purchase price of $3,750,000.16 in the Offering.

Warrant Agreement

In connection with the purchase of the Units, each Purchasing Fund received a Warrant to purchase 0.6 Shares for each Unit purchased.

Under NASDAQ Marketplace Rule 4350(i)(1)(B), stockholder approval is required for issuances of securities that will result in a change of control of the issuer.  In order to comply with Rule 4350(i)(1)(B), until the Offering has been approved by the Company’s stockholders, the Warrants prohibit holders, including the Reporting Persons, from exercising such Warrant for any number of shares which would cause Reporting Persons to hold, in the aggregate, more than 19.9% of the Company’s common stock following the exercise. Helicos expects to seek approval of the offering at its next annual meeting of stockholders.

Registration Rights Agreement

In connection with the Offering, each of the purchasers, including the Purchasing Funds, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company.  The Registration Rights Agreement provides that the Company will file a “resale” registration statement (the “Initial Registration Statement”) covering all of the Shares and the shares issuable upon exercise of the Warrants (the “Warrant Shares”), up to the maximum number of shares able to be registered pursuant to applicable Securities and Exchange Commission (“SEC”) regulations, within 30 days of the closing of the Offering.  If any Shares or Warrant Shares are unable to be included on the Initial Registration Statement, the Company has agreed to file subsequent registration statements until all the Shares and Warrant Shares have been registered.  Under the terms of the Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or are otherwise can be sold pursuant to Rule 144, without any restrictions.  A cash penalty at the rate of 2% per month will be triggered for any filing or

CUSIP No. 42326R109

effectiveness failures or if, at any time after six months following the closing of the Offering, the Company ceases to be current in its periodic reports with the SEC. The aggregate penalty accrued with respect to each investor may not exceed 12% of the original purchase price paid by that investor.

Investor Rights Agreement

The Reporting Persons also have certain registration rights under the Amended and Restated Investors’ Investor Rights Agreement (the “Investor Rights Agreement”) dated as of March 1, 2006, by and among the Company and each of the Investors identified therein, including the Purchasing Funds.  Demand registration rights, which was entered into by the Purchasing Funds in connection with private placements of the Company’s preferred stock, prior to the Company’s initial public offering.   The Investor Rights Agreement provides that, at any time, subject to certain exceptions, the holders of 13,273,416 of the then outstanding registrable shares of common stock, have the right to demand that the Company file a registration statement covering the offering and sale of their shares of its common stock that are subject to the Investor Rights Agreement. The Company is not obligated to file a registration statement on more than three occasions upon the request of the holders of two-thirds of registrable securities; however, this offering will not count toward that limitation.

If the Company is eligible to file a registration statement on Form S-3, parties to the Investor Rights Agreement holding registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1,000,000 shall have the right, on one or more occasions, to request registration of such securities on Form S-3.

The Company may delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if its board of directors deems it advisable to delay such filing or if the Company is in possession of material nonpublic information that would be in the Company’s best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

All parties to the Investor Rights Agreement have piggyback registration rights. Under these provisions, if the Company registers any securities for public sale, including pursuant to any stockholder-initiated demand registration, the holders of up to 13,478,325  shares of registrable common stock will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration. The Company will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

The Investor Rights Agreement contains customary cross-indemnification provisions, under which the Company is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

The registration rights granted under the Investor Rights Agreement have no expiration date.

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Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Securities Purchase Agreement, between Helicos and each of the Purchasers identified therein, dated December 19, 2008

Exhibit 3:	Form of Warrant

Exhibit 4:	Registration Rights Agreement, between Helicos and each of the Holders identified there, dated December 19, 2008

Exhibit 5:	Amended and Restated Investors’ Investor Rights Agreement dated as of March 1, 2006, by and among the Company and each of the Investors identified therein

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 2nd day of January, 2009.

HIGHLAND CAPITAL PARTNERS VI
LIMITED PARTNERSHIP

By: Highland Management Partners VI Limited Partnership, its general partner
By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

HIGHLAND CAPITAL PARTNERS VI-B
LIMITED PARTNERSHIP

By: Highland Management Partners VI Limited Partnership, its general partner
By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

HIGHLAND ENTREPRENEURS’ FUND VI LIMITED PARTNERSHIP

By: HEF VI Limited Partnership, its general partner
By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

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HEF VI LIMITED PARTNERSHIP
By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

HIGHLAND MANAGEMENT PARTNERS VI LIMITED PARTNERSHIP

By: Highland Management Partners VI, Inc., its general partner

By:	/s/ Kathleen Barry
Authorized Signatory

HIGHLAND MANAGEMENT PARTNERS VI, INC.

By:	/s/ Kathleen Barry
Authorized Signatory

/s/ Robert F. Higgins
Robert F. Higgins

/s/ Paul A. Maeder
Paul A. Maeder

/s/ Daniel J. Nova
Daniel J. Nova

/s/ Sean M. Dalton
Sean M. Dalton

/s/ Robert J. Davis
Robert J. Davis

/s/ Fergal J. Mullen
Fergal J. Mullen

/s/ Corey M. Mulloy
Corey M. Mulloy

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).